Exhibit 99

207360

PRESS RELEASE

AEGON REPORTS ON FIRST QUARTER 2004 RESULTS

ALL MAJOR COUNTRY UNITS REPORT EARNINGS GROWTH ON

A COMPARABLE BASIS

HIGHLIGHTS – First quarter 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

First quarter 2004 USD	First quarter 2003 as adjusted USD	First quarter 2003 as reported USD		First quarter 2004 EUR	First quarter 2003 as adjusted EUR	%	At constant currency exchange rates %	First quarter 2003 as reported EUR
522	331	341	Income before realized gains and losses / indirect income on shares and real estate(1)	417	309	35	53	318
111	(133)	—	Realized gains and (losses) on shares and real estate	89	(124)	—	—	—
		135	Indirect income on shares and real estate	—	—	—	—	126
633	198	476	Income before tax	506	185	174	242	444
355	307	—	Net income before realized gains and losses on shares and real estate	284	286	(1)	13	—
443	182	421	Net income	354	170	108	164	393
0.23	0.19	—	Net income before realized gains and losses on shares and real estate per share(2)	0.18	0.18	0	15	—
0.28	0.11	0.27	Net income per share(2)	0.22	0.10	120	199	0.25
				Published figures are unaudited

1)	Indirect income has been deducted from the reported Q1 2003 results
2)	Net income per share in 2003 is adjusted for 2002 stock dividend

Important note: Please refer to page 4 for information on accounting changes. Relevant 2003 financial data have been adjusted to reflect these accounting changes for the purpose of comparability. A full reconciliation from ‘as reported’ to ‘as adjusted’ is provided from page 19.

The Hague, the Netherlands, May 12, 2004 - AEGON reports strong increases in net income and net income per share for the first quarter of 2004 on a comparable basis with the first quarter of the prior year. The increases in both measures primarily reflect the variance of realized gains and losses on shares and real estate between reporting periods. We expect that recognition of realized gains and losses on shares and real estate will increase the volatility of net income, in total and per share.

Net income before realized gains and losses on shares and real estate for the first quarter amounted to EUR 284 million, slightly lower than EUR 286 million reported for the same period the prior year on a comparable basis. Included in the net results in both years is the contribution by Transamerica Finance Corporation (TFC). In the first quarter of 2004, TFC reported a net loss of EUR 16 million, compared to a net profit of EUR 73 million in the first quarter of 2003.

Income before realized gains and losses on shares and real estate was EUR 417 million in the first quarter of 2004, an increase of 35% on a comparable basis to the same period in 2003. The increase reflects the continued focus on profitability and the improvements in the equity and credit markets. All major country units contributed to the considerable increase in income before realized gains and losses on shares and real estate. On a comparable basis, the Americas showed an increase of 42%

to USD 483 million (21% to EUR 386 million), the Netherlands an increase of 81% to EUR 87 million and the United Kingdom reported an increase of 10% to GBP 32 million (9% to EUR 47 million). Other countries rose 21% to EUR 23 million.

Income before tax, which includes realized gains and losses on shares and real estate, amounted to EUR 506 million for the first quarter of 2004, an increase from EUR 185 million on a comparable basis in the first quarter of 2003. Income before tax in the first quarter of 2004 was positively influenced by realized net gains on shares and real estate of EUR 89 million compared to realized net losses of EUR 124 million on a comparable basis in the first quarter of 2003. Income before tax as reported in the first quarter of 2003 amounted to EUR 444 million.

Net income per share, which includes realized gains and losses on shares and real estate, amounted to EUR 0.22 in the first quarter of 2004, an increase from EUR 0.10 on a comparable basis in the first quarter of 2003. Net income per share as reported in the first quarter of 2003 amounted to EUR 0.25.

Donald J. Shepard, Chairman of the Executive Board, said:

“The profitability of our core business continues to improve. Income before realized gains and losses on shares and real estate increased 35% over the comparable 2003 first quarter results. Higher contribution to net income of our business units has compensated the lower contribution to net income from the remaining TFC businesses. While new business production showed mixed results in the first quarter 2004 compared to first quarter 2003, we are particularly pleased with the continued strong production in traditional life products sold through the Agency channel in the Americas as well as increased production in the United Kingdom. And, though lower than the first quarter of last year, variable annuity production is higher than in any of the last three quarters of 2003.”

Included in this report are financial measures, pre-tax as well as after-tax, that exclude realized gains and losses on shares and real estate. Net income before realized gains and losses on shares and real estate is a non-GAAP measure. Management uses this non-GAAP measure, in addition to GAAP measures, as an indicator of AEGON’s financial performance and believes that the presentation of this measure provides useful and important information to analysts and investors. This non-GAAP measure should be seen as part of a range of supplementary measures, that assist in achieving greater transparency and understanding of insurance reporting and can help investors and analysts in comparing AEGON with its peers. Reconciliation of this measure to the most comparable GAAP measure is provided on page 30.

Key points for the first quarter 2004

•	Standardized new life production, when compared to the first quarter of 2003, was down 2% to USD 244 million (down 16% to EUR 195 million) in the Americas, declined 8% to EUR 67 million in the Netherlands, was 9% higher at GBP 176 million (8% higher at EUR 259 million) in the United Kingdom and decreased 29% to EUR 67 million in Other countries primarily due to lower production in Taiwan.

•	New variable annuity deposits in the Americas, while higher than in the previous three quarters, declined 38% to USD 1,597 million (declined 47% to EUR 1,277 million) compared to the first quarter last year, reflecting the strong sales in the first quarter of 2003 prior to the discontinuation of certain product features.

•	New fixed annuity deposits in the Americas were significantly lower compared to the first quarter of last year as a result of reductions in policyholder crediting rates and adjustments to compensation structures made last year. However, production of USD 830 million (EUR 664 million) was fairly stable compared to the fourth quarter of 2003.

•	Additions to the default provision in the United States were USD 50 million (EUR 40 million) compared to USD 149 million (EUR 139 million) in the first quarter of 2003. Actual default losses charged against the provision were USD 50 million (EUR 40 million), compared to USD 150 million (EUR 140 million) in the first quarter of 2003.

•	TFC completed the sale of most of its commercial lending activities in January 2004. This resulted in an after-tax book gain of EUR 163 million (USD 204 million) credited directly to shareholders’ equity. On an operating basis, TFC reported an income before tax of EUR 5 million (USD 7 million) in the first quarter of 2004, however interest expense of EUR 31 million (USD 39 million) resulted in a pre-tax loss for TFC of EUR 26 million (USD 32 million). TFC contributed EUR 73 million (USD 78 million) to net income in the first quarter of 2003. TFC’s results are consolidated and included in Interest charges and other as from January 1, 2004. Interest charges and other now also includes high yielding debt related to TFC activities, which proved uneconomical to prepay at the time parts of TFC were sold.

•	AEGON’s capital leverage ratio improved in the first quarter of 2004. Shareholders’ equity increased by EUR 1,078 million to EUR 15,045 million and represents 73% of the total capital base compared to 71% at year-end 2003.

•	Implementation of Statement of Position 03-1 in AEGON USA resulted in a decline of EUR 165 million (USD 208 million) in AEGON N.V.’s opening balance of shareholders’ equity and decreased income before tax by EUR 13 million (USD 16 million) in the first quarter of 2004 and EUR 14 million (USD 15 million) in the same period of the prior year.

•	Exchange rate translation negatively impacted the results reported in euro, which is the currency of our primary financial statements. The table below provides the percentage increases and decreases of a selected number of relevant measures:

	First quarter 2004	First quarter 2003 as adjusted		At constant currency exchange rates

	EUR	EUR	%	%

Income before realized gains and losses on shares and real estate	417	309	35	53

Net income before realized gains and losses on shares and real estate	284	286	(1)	13

Premium income	5,287	5,653	(6)	(1)

Investment income	1,755	1,552	13	29

Fees and commissions	308	289	7	18

Total revenues	7,423	7,588	(2)	6

Commissions and expenses	1,405	1,272	10	22

New life production	587	640	(8)	(2)

Gross deposits	4,003	7,257	(45)	(37)

IMPORTANT NOTE ON ACCOUNTING CHANGES:

As per January 1, 2004 the following accounting principles were adopted:

•	Gains and losses on shares and real estate are now recognized in the income statement when realized rather than by applying the indirect income method, which amortized realized gains and losses into income.

•	The Statement of Position (SOP) 03-1, issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. The implementation mainly changed the timing of the recognition of mortality profits into earnings.

For the purpose of comparability and as required under Dutch Law, the reported 2003 results have been adjusted throughout this report to reflect the above accounting changes. Please refer to pages 19 to 29 for the supplemental disclosure regarding the comparability adjustments to the 2003 reported results.

Highlights

(2003 adjusted for comparison)

				amounts in millions
USD				EUR
First three months				First three months
2004	2003	%		2004	2003	%
			Income by product segment
251	208	21	Traditional life	201	194	4
92	64	44	Fixed annuities	74	60	23
68	44	55	GICs and funding agreements	54	41	32
104	63	65	Life for account policyholders	83	59	41
14	(4)		Variable annuities	11	(4)
25	9	178	Fee business	20	8	150

554	384	44	Life insurance	443	358	24
93	59	58	Accident and health insurance	74	55	35
26	16	63	General insurance	21	15	40

673	459	47	Insurance income	538	428	26
6	0		Banking activities	5	0
(157)	(128)	(23)	Interest charges and other	(126)	(119)	(6)

522	331	58	Income before realized gains and losses on shares and real estate	417	309	35
111	(133)		Realized gains and losses on shares and real estate	89	(124)

633	198		Income before tax	506	185	174
(190)	(94)	102	Corporation tax	(152)	(88)	73
—	78		Transamerica Finance Corporation	—	73

443	182	143	Net income	354	170	108

			Income geographically
537	331	62	Americas	429	309	39
162	(60)		The Netherlands	130	(56)
59	41	44	United Kingdom	47	38	24
32	14	129	Other countries	26	13	100

790	326	142	Income before tax business units	632	304	108
(157)	(128)	23	Interest charges and other	(126)	(119)	6

633	198		Income before tax	506	185	174
(190)	(94)	102	Corporation tax	(152)	(88)	73
—	78		Transamerica Finance Corporation	—	73

443	182	143	Net income	354	170	108

	421		Net income historically reported		393

2,279	1,696	34	Gross margin	1,822	1,581	15
1,757	1,365	29	Commissions and expenses	1,405	1,272	10
			Net income before realized gains and losses
355	307	16	on shares and real estate	284	286	(1)

			Amounts per common share of EUR 0.12
0.28	0.11	155	Net income [1]	0.22	0.10	120
0.28	0.11	155	Net income fully diluted [1]	0.22	0.10	120
			Net income before realized gains and losses
0.23	0.19	21	on shares and real estate	0.18	0.18	0

At March 31 2004	At Dec. 31 2003			At March 31 2004	At Dec. 31 2003
10.63	8.46	26	Shareholders’ equity [2]	8.70	7.98	9
10.83	8.87	22	Shareholders’ equity after full conversion [2]	8.86	8.34	6

			Number of employees [3]	27,407	29,017	(6)
			Outstanding common shares: [4]
			- Number of common shares (millions)	1,514	1,502	1
			- Weighted average number (millions)	1,487	1,470	1

[1]	Based on the weighted average number of common shares, adjusted for stock dividend and repurchased own shares.
[2]	Based on the number of common shares outstanding at the end of the period, adjusted for stock dividend and repurchased own shares.
[3]	The 2003 figure has been adjusted for self-employed agents which are no longer included and for the consolidation of Meeùs.
[4]	Adjusted for stock dividend.

Revenues and production
(2003 adjusted for comparison)

				amounts in millions
USD				EUR
First three months				First three months
2004	2003	%		2004	2003	%
			Revenues
528	539	(2)	Life general account single premiums	422	502	(16)
1,858	1,610	15	Life general account recurring premiums	1,486	1,500	(1)
1,539	1,413	9	Life policyholders account single premiums	1,231	1,317	(7)
1,605	1,502	7	Life policyholders account recurring premiums	1,283	1,400	(8)

5,530	5,064	9	Total life insurance gross premiums	4,422	4,719	(6)
783	753	4	Accident and health insurance premiums	626	702	(11)
299	249	20	General insurance premiums	239	232	3

6,612	6,066	9	Total gross premiums	5,287	5,653	(6)
2,077	1,663	25	Investment income insurance activities	1,661	1,550	7
385	310	24	Fees and commissions	308	289	7
91	101	(10)	Income from banking activities	73	94	(22)

9,165	8,140	13	Total revenues business units	7,329	7,586	(3)
118	2		Income from other activities	94	2

9,283	8,142	14	Total revenues	7,423	7,588	(2)

			Revenues by product segment
7,736	7,026	10	Life insurance	6,186	6,548	(6)
911	881	3	Accident and health insurance	728	821	(11)
316	265	19	General insurance	253	247	2
91	101	(10)	Banking activities	73	94	(22)
118	2		Other activities	94	2
111	(133)		Realized gains and losses on shares and real estate	89	(124)

9,283	8,142	14	Total revenues	7,423	7,588	(2)

2,281	(1,662)		Investment income for account of policyholders	1,824	(1,549)

			Standardized new premium production life insurance
1,941	1,840	5	Single premiums	1,552	1,715	(10)
540	503	7	Recurring premiums annualized	432	468	(8)

734	687	7	Total recurring plus 1/10 single	587	640	(8)

			Deposits
830	1,705	(51)	Fixed annuities	664	1,589	(58)
2,406	2,669	(10)	GICs and funding agreements	1,924	2,487	(23)
1,597	2,586	(38)	Variable annuities	1,277	2,410	(47)

4,833	6,960	(31)	Total	3,865	6,486	(40)
173	827	(79)	Savings deposits	138	771	(82)

5,006	7,787	(36)	Total production on balance sheet	4,003	7,257	(45)

			Net deposits
(570)	782		Fixed annuities	(456)	729
545	672	(19)	GICs and funding agreements	436	626	(30)
401	1,577	(75)	Variable annuities	321	1,470	(78)

376	3,031	(88)	Total	301	2,825	(89)
(251)	(325)	23	Savings deposits	(201)	(303)	34

125	2,706	(95)	Total net deposits	100	2,522	(96)

			Off balance sheet production
1,508	3,368	(55)	Synthetic GICs	1,206	3,139	(62)
3,693	2,709	36	Mutual funds/Collective Trusts and other managed assets	2,953	2,525	17

5,201	6,077	(14)	Total production off balance sheet	4,159	5,664	(27)

Investments, assets and capital geographically

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At March 31, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD
		Investments
114,908	1,356	Fixed income	94,002	13,026	2,035	2,057	111,120	135,833
4,453	71	Shares and real estate	3,643	5,687	106	152	9,588	11,720
119,361	1,427	Total general account	97,645	18,713	2,141	2,209	120,708	147,553

12,736	17,167	Fixed income	10,419	12,006	25,780	110	48,315	59,060
34,797	14,676	Shares and real estate	28,466	7,334	22,039	214	58,053	70,964
47,533	31,843	Total policyholders account	38,885	19,340	47,819	324	106,368	130,024

166,894	33,270	Total insurance activities	136,530	38,053	49,960	2,533	227,076	277,577
—	—	Banking activities	—	6,119	—	—	6,119	7,480
66,612	897	Off balance sheet assets	54,493	10,993	1,347	587	67,420	82,414

233,506	34,167	Total business units	191,023	55,165	51,307	3,120	300,615	367,471
		Other investments					67	82

		Total group					300,682	367,553

175,400	33,925	Assets business units	143,488	46,502	50,946	2,869	243,805	298,027
		Other assets					372	455

		Total assets on balance sheet					244,177	298,482
17,922	2,189	Capital in units	14,661	3,043	3,288	522	21,514	26,299
		Total capital base					20,713	25,320
		Other net liabilities					801	979

		Total					21,514	26,299

		At March 31, 2003
		Investments
109,676	1,019	Fixed income	100,666	12,498	1,479	1,637	116,280	126,687
3,520	78	Shares and real estate	3,231	4,649	113	128	8,121	8,848
113,196	1,097	Total general account	103,897	17,147	1,592	1,765	124,401	135,535

12,788	15,812	Fixed income	11,738	11,446	22,929	312	46,425	50,580
23,722	12,122	Shares and real estate	21,773	6,035	17,578	181	45,567	49,645
36,510	27,934	Total policyholders account	33,511	17,481	40,507	493	91,992	100,225

149,706	29,031	Total insurance activities	137,408	34,628	42,099	2,258	216,393	235,760
—	—	Banking activities	—	6,926	—	—	6,926	7,546
53,751	821	Off balance sheet assets	49,335	1,842	1,190	456	52,823	57,551

203,457	29,852	Total business units	186,743	43,396	43,289	2,714	276,142	300,857
		Other investments					25	27

		Total group					276,167	300,884

157,175	29,530	Assets business units	144,263	44,148	42,822	2,601	233,834	254,762
		Other assets					3,408	3,713

		Total assets on balance sheet					237,242	258,475
16,583	2,036	Capital in units	15,221	2,084	2,953	416	20,674	22,524
		Total capital base					18,723	20,399
		Other net liabilities					1,951	2,125

		Total					20,674	22,524

		As at December 31, 2003
		Investments
113,396	1,316	Fixed income	89,783	12,330	1,868	1,846	105,827	133,660
3,831	76	Shares and real estate	3,033	5,502	108	141	8,784	11,094
117,227	1,392	Total general account	92,816	17,832	1,976	1,987	114,611	144,754

12,478	16,592	Fixed income	9,880	11,096	23,542	427	44,945	56,766
33,472	15,085	Shares and real estate	26,502	7,032	21,403	207	55,144	69,647
45,950	31,677	Total policyholders account	36,382	18,128	44,945	634	100,089	126,412

163,177	33,069	Total insurance activities	129,198	35,960	46,921	2,621	214,700	271,166
—	—	Banking activities	—	6,360	—	—	6,360	8,033
63,750	954	Off balance sheet assets	50,475	10,514	1,354	509	62,852	79,382

226,927	34,023	Total business units	179,673	52,834	48,275	3,130	283,912	358,581
		Other investments					223	281

		Total group					284,135	358,862

168,993	33,681	Assets business units	133,803	45,855	47,788	3,059	230,505	291,128
		Other assets					3,471	4,384

		Total assets on balance sheet					233,976	295,512
17,517	2,173	Capital in units	13,869	2,865	3,083	481	20,298	25,636
		Total capital base					19,632	24,795
		Other net liabilities					666	841

		Total					20,298	25,636

REPORT OF THE COUNTRY UNITS

Americas

(2003 adjusted for comparison)

				amounts in millions
USD				EUR
First three months				First three months
2004	2003	%		2004	2003	%
			Income by product segment
199	162	23	Traditional life	159	151	5
92	64	44	Fixed annuities	74	60	23
68	44	55	GICs and funding agreements	54	41	32
21	21	0	Life for account of policyholders	17	19	(11)
14	(4)		Variable annuities	11	(4)
6	4	50	Fee business	5	4	25

400	291	37	Life insurance	320	271	18
83	50	66	Accident and health insurance	66	47	40

483	341	42	Insurance income	386	318	21

442	320	38	of which general account	353	299	18
41	21	95	of which policyholders account [1]	33	19	74

483	341	42	Income before realized gains and losses on shares and real estate	386	318	21
54	(10)		Realized gains and losses on shares and real estate	43	(9)

537	331	62	Income before tax	429	309	39
(178)	(102)	(75)	Corporation tax	(142)	(96)	48

359	229	57	Net income	287	213	35

			Revenues
231	187	24	Life general account single premiums	185	174	6
1,212	1,143	6	Life general account recurring premiums	969	1,065	(9)
140	131	7	Life policyholders account single premiums	112	122	(8)
228	239	(5)	Life policyholders account recurring premiums	182	223	(18)

1,811	1,700	7	Total life insurance gross premiums	1,448	1,584	(9)
630	637	(1)	Accident and health insurance premiums	504	594	(15)

2,441	2,337	4	Total gross premiums	1,952	2,178	(10)
1,632	1,485	10	Investment income insurance activities	1,305	1,384	(6)
254	206	23	Fees and commissions	203	192	6

4,327	4,028	7	Total revenues	3,460	3,754	(8)

1,228	(543)		Investment income for account of policyholders	982	(506)

			Gross margin, commissions and expenses
1,525	1,222	25	Gross margin	1,219	1,139	7
1,042	881	18	Commissions and expenses	833	821	1

			Standardized new premium production life insurance
229	302	(24)	Single premiums	183	281	(35)
221	220	0	Recurring premiums annualized	177	205	(14)
244	250	(2)	Total recurring plus 1/10 single	195	233	(16)

			Deposits
830	1,705	(51)	Fixed annuities	664	1,589	(58)
2,406	2,669	(10)	GICs and funding agreements	1,924	2,487	(23)
1,597	2,586	(38)	Variable annuities	1,277	2,410	(47)

4,833	6,960	(31)	Total production on balance sheet	3,865	6,486	(40)

			Off balance sheet production
1,508	3,368	(55)	Synthetic GICs	1,206	3,139	(62)
3,285	2,281	44	Mutual funds/Collective Trusts and other managed assets	2,627	2,126	24

4,793	5,649	(15)	Total production off balance sheet	3,833	5,265	(27)

[1]	Includes also variable annuities and fee business.

The Americas (the AEGON USA companies and AEGON Canada)

Income before realized gains and losses on shares and real estate in the first quarter rose 42% to USD 483 million compared to USD 341 million in the first quarter of 2003. Net income, which includes realized gains and losses on shares and real estate, increased 57% to USD 359 million compared to USD 229 million in the first quarter of 2003 when adjusted for comparison. Results have primarily been influenced by lower additions to the asset defaults provision and increased spreads.

Traditional/Account of Policyholders

Life production (standardized new premium) decreased 2% to USD 244 million. While the Agency Group continued the strong sales of traditional, universal and term life, up 18% in both recurring and single premiums, the decline in life production primarily reflects the lower sales (USD 27 million) of company-owned life insurance (COLI), where sales tend to fluctuate more unevenly.

Traditional life income before realized gains and losses on shares and real estate of USD 199 million in the first quarter of 2004 was 23% higher on a comparable basis than in the same period last year, reflecting lower credit losses and improved mortality profits. Life for account of policyholders was unchanged at USD 21 million.

Fixed annuities

Fixed annuity account balances of USD 44.7 billion at the end of the first quarter of 2004 were slightly lower than year-end 2003. Fixed annuity deposits of USD 830 million decreased 51% compared to the first quarter in 2003, due largely to lower policyholder crediting rates and lower commissions. However, compared to the fourth quarter last year, production was relatively stable. Withdrawals continue to be at low levels.

Fixed annuity income before realized gains and losses on shares and real estate of USD 92 million increased 44% compared to the first quarter of 2003, adjusted for comparability, primarily reflecting lower credit losses and higher product spreads. Policyholder crediting rates were lowered on existing contracts. As of the end of the first quarter, crediting rates on the majority of the existing book have been reset to contractual minimum crediting rates. Product spreads during the first quarter of 2004 on the largest segment of the fixed annuity book, after reduction of 35 basis points for defaults, increased 17 basis points since the fourth quarter of 2003 to 209 basis points. The product spread includes 8 basis points of realized gains on equity-like investments. The increase reflects lower crediting rates on both existing and new business. Spreads on new fixed annuity deposits remain within pricing targets.

GICs and funding agreements

GIC and funding agreement account balances increased 3% to USD 28 billion since year-end 2003. GICs and funding agreements production was down 10% to USD 2,406 million compared to the first quarter of 2003, primarily due to disciplined pricing to achieve returns and fewer contract renewals due to an increase in longer-term business sold over the past year.

GICs and funding agreements income before realized gains and losses on shares and real estate increased 55% to USD 68 million compared to the adjusted 2003 results. The increase is due primarily to a one-time positive effect related to the performance of a loan portfolio (USD 16 million) along with lower additions to the default provision that resulted from the improved credit environment.

Variable annuities

Variable annuity account balances increased 3% to USD 43.7 billion since year-end 2003. However, deposits of USD 1,597 million decreased 38% compared to the first quarter of 2003. The decrease is primarily due to the strong sales prior to the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter of 2003. Total sales of AEGON’s new Guaranteed Principal Solution (GPS), which features a guaranteed minimum withdrawal benefit (GMWB), were USD 102 million in the first quarter of 2004 and were in line with our expectations.

Income before realized gains and losses on shares and real estate in the variable annuity line of business increased from a loss of USD 4 million in the first quarter of 2003 to a profit of USD 14 million in the first quarter of 2004. The increase reflects the higher fees related to higher fund balances and improved persistency. Included in the first quarter results is a mark to market loss on a minimum guarantee liability.

Fee business

Off balance sheet production was USD 4,793 million, a 15% decrease compared to the first quarter in 2003. Mutual fund sales of USD 3,285 million increased 44% primarily due to a large full service defined contribution plan won by Diversified Investment Advisors. Synthetic GIC sales of USD 1,508 million decreased 55% compared to the first quarter last year as equity selections are now attracting more funds than stable value alternatives in defined contribution plans.

Fee business reported income before realized gains and losses on shares and real estate of USD 6 million an increase of 50% compared to the first quarter of 2003, and reflects growth in assets under management.

Accident and Health Business

Accident and health premiums were slightly lower than in the first quarter of 2003. The new telemarketing regulations, including the national Do Not Call list, resulted in a decline in telemarketing sales.

Accident and health income before realized gains and losses on shares and real estate increased 66% to USD 83 million primarily due to lower default losses, improved claims ratio, and several one-time items (USD 7 million).

Commissions and expenses

Commissions and expenses of USD 1,042 million increased 18% compared to the prior year. While first year commissions declined in the first quarter as a result of lower annuity production, this was more than offset by higher renewal commissions and higher DPAC amortization due to higher gross profits. Operating expenses, which exclude DPAC amortization and commissions, were equal to last year.

The Netherlands

(2003 adjusted for comparison)

	amounts in millions
	EUR
	First three months
	2004	2003	%
Income by product segment
Traditional life	44	38	16
Life for account of policyholders	13	(6)
Fee business	11	5	120

Life insurance	68	37	84
Accident and health insurance	6	6	0
General insurance	8	5	60

Insurance income	82	48	71

of which general account	58	49	18
of which policyholders account [1]	24	(1)

Insurance income	82	48	71
Banking activities [2]	5	0

Income before realized gains and losses on shares and real estate	87	48	81
Realized gains and losses on shares and real estate	43	(104)

Income before tax	130	(56)
Corporation tax	(28)	(8)

Net income	102	(64)

Revenues
Life general account single premiums	182	240	(24)
Life general account recurring premiums	355	290	22
Life policyholders account single premiums	144	121	19
Life policyholders account recurring premiums	625	687	(9)

Total life insurance gross premiums	1,306	1,338	(2)
Accident and health insurance premiums	91	80	14
General insurance premiums	149	147	1

Total gross premiums	1,546	1,565	(1)
Investment income insurance activities	288	112	157
Fees and commissions	74	74	0
Income from banking activities	73	94	(22)

Total revenues	1,981	1,845	7

Investment income for account of policyholders	462	(226)

Gross margin, commissions and expenses
Gross margin	339	287	18
Commissions and expenses	252	239	5

Standardized new premium production life insurance
Single premiums	297	317	(6)
Recurring premiums annualized	37	41	(10)
Total recurring plus 1/10 single	67	73	(8)

Deposits
Savings deposits	138	771	(82)

Total production on balance sheet	138	771	(82)

Off balance sheet production
Mutual funds and other managed assets	245	161	52

Total production off balance sheet	245	161	52

[1]	Includes also fee business.
[2]	Includes income on off balance sheet type products.

The Netherlands

Income before realized gains and losses on shares and real estate totaled EUR 87 million in the first quarter of 2004, an 81% increase compared to the same period in 2003. The increase is largely the result of lower additions to provisions for credit risk and minimum guarantees, as well as higher investment income. Net income of EUR 102 million for the first quarter of 2004, which includes realized gains and losses on shares and real estate, improved substantially compared to a loss of EUR 64 million in the same period last year when adjusted for comparability.

Traditional/Account of Policyholders

Traditional life income before realized gains and losses on shares and real estate of EUR 44 million in the first quarter of 2004 increased from the prior year. This was a result of higher investment income and improved mortality experience.

Life for account of policyholders income before realized gains and losses on shares and real estate amounted to EUR 13 million, compared to a loss of EUR 6 million last year, primarily as a result of lower additions to the provision for guaranteed benefits, partly offset by higher amortization of DPAC due to a higher than expected lapse rate.

Overall standardized new life production showed a decline of 8% to EUR 67 million, primarily due to lower individual life production.

Fee business

Income before realized gains and losses on shares and real estate on fee business increased 120% to EUR 11 million. This increase is largely due to better results in the asset management business and the distribution units, as well as higher results due to TKP Pension.

Off balance sheet production rose 52% to EUR 245 million, compared to EUR 161 million in the first quarter of 2003.

Non-life insurance

Accident and health income before realized gains and losses on shares and real estate was EUR 6 million and flat compared to the same period the prior year. General insurance reported an increase of EUR 3 million to EUR 8 million mainly due to favorable claims experience, higher investment income and cost containment.

Banking activities

Savings account balances at the end of the first quarter 2004, compared to year-end 2003, were slightly lower at EUR 5.6 billion. The decline in account balances reflects AEGON’s focus on profitability in a competitive market. New deposits amounted to EUR 138 million, an 82% decrease compared to the first quarter the prior year. Withdrawal rates have declined significantly compared to the first quarter of the prior year.

Income before realized gains and losses on shares and real estate from banking activities increased to EUR 5 million, reflecting lower expenses and interest charges, partly offset by lower investment income.

Commissions and expenses

Commissions and expenses increased 5% to EUR 252 million compared to the first quarter of the prior year. While commissions declined in the first quarter due to lower production, this was more than offset by lower deferral of DPAC and higher DPAC amortization. Operating expenses, which exclude DPAC amortization and commissions, were equal to last year.

United Kingdom

(2003 adjusted for comparison)

				amounts in millions
GBP				EUR
First three months				First three months
2004	2003	%		2004	2003	%
			Income by product segment
(4)	(1)		Traditional life	(6)	(2)
35	32	9	Life for account of policyholders	51	48	6
1	(2)		Fee business	2	(3)

32	29	10	Insurance income	47	43	9

(4)	(1)		of which general account	(6)	(2)
36	30	20	of which policyholders account [1]	53	45	18

32	29	10	Income before realized gains and losses on shares and real estate	47	43	9
0	(4)		Realized gains and losses on shares and real estate	0	(5)

32	25	28	Income before tax	47	38	24
(9)	(7)	(29)	Corporation tax	(13)	(11)	18

23	18	28	Net income	34	27	26

			Revenues
35	56	(38)	Life general account single premiums	51	83	(39)
36	21	71	Life general account recurring premiums	53	32	66
660	716	(8)	Life policyholders account single premiums	972	1,069	(9)
307	292	5	Life policyholders account recurring premiums	451	437	3

1,038	1,085	(4)	Total gross premiums	1,527	1,621	(6)
23	16	44	Investment income insurance activities	34	24	42
19	13	46	Fees and commissions	28	20	40

1,080	1,114	(3)	Total revenues	1,589	1,665	(5)

250	(530)		Investment income for account of policyholders	368	(792)

			Gross margin, commissions and expenses
137	120	14	Gross margin	202	179	13
105	91	15	Commissions and expenses	155	136	14

			Standardized new premium production life insurance
724	741	(2)	Single premiums	1,065	1,107	(4)
104	87	20	Recurring premiums annualized	152	129	18
176	161	9	Total recurring plus 1/10 single	259	240	8

			Off balance sheet production
26	127	(80)	Mutual funds and other managed assets	38	190	(80)

26	127	(80)	Total production off balance sheet	38	190	(80)

[1]	Includes also fee business.

United Kingdom

Income before realized gains and losses on shares and real estate increased 10% to GBP 32 million in the first quarter of this year compared to GBP 29 million in the first quarter of 2003. Net income, which includes realized gains and losses on shares and real estate, amounted to GBP 23 million, an increase of 28% compared to the same period last year. The increase in net income was primarily due to higher management fees on equity linked funds as a result of higher average daily equity markets. On a net basis, there were no realized gains or losses in the first quarter of 2004 while in the first quarter of 2003 AEGON UK showed a realized net loss of GBP 4 million.

Traditional/Account of Policyholders

Standardized new life production in the first quarter of 2004 increased 9% to GBP 176 million compared to GBP 161 million in the same period of the prior year. The increase is primarily driven by higher recurring and single premiums in group pensions business.

Income before realized gains and losses on shares and real estate from life for account of policyholder of GBP 35 million increased 9% in the first quarter of 2004 compared to the same period in the prior year, due primarily to the higher average level of the equity markets.

Income before realized gains and losses on shares and real estate from traditional life amounted to a loss of GBP 4 million in the first quarter of 2004, reflecting a GBP 5 million charge related to the cost reduction program.

Commission and expenses

Commissions and expenses increased 15% to GBP 105 million, due largely to higher DPAC amortization, growth (including two acquisitions) in the distribution companies and restructuring costs for the expense management program. Before deferral of DPAC, expense savings amounted to GBP 6 million.

Other countries

(2003 adjusted for comparison)

	amounts in millions
	EUR
	First three months
	2004	2003	%
Income by product segment
Traditional life	4	7	(43)
Life for account of policyholders	2	(2)
Fee business	2	2	0

Life insurance	8	7	14
Accident and health insurance	2	2	0
General insurance	13	10	30

Insurance income	23	19	21

of which general account	19	19	0
of which policyholders account [1]	4	0

Income before realized gains and losses on shares and real estate	23	19	21
Realized gains and losses on shares and real estate	3	(6)

Income before tax	26	13	100
Corporation tax	(7)	(3)	133

Net income	19	10	90

Revenues
Life general account single premiums	4	5	(20)
Life general account recurring premiums	109	113	(4)
Life policyholders account single premiums	3	5	(40)
Life policyholders account recurring premiums	25	53	(53)

Total life insurance gross premiums	141	176	(20)
Accident and health insurance premiums	31	28	11
General insurance premiums	90	85	6

Total gross premiums	262	289	(9)
Investment income insurance activities	34	30	13
Fees and commissions	3	3	0

Total revenues	299	322	(7)

Investment income for the account of policyholders	12	(25)

Gross margin, commissions and expenses
Gross margin	91	85	7
Commissions and expenses	68	66	3

Standardized new premium production life insurance
Single premiums	7	10	(30)
Recurring premiums annualized	66	93	(29)
Total recurring plus 1/10 single	67	94	(29)

Off balance sheet production
Mutual funds and other managed assets	43	48	(10)

Total production off balance sheet	43	48	(10)

[1]	Includes also fee business.

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before realized gains and losses on shares and real estate and commissions and expenses.

Currencies

Income statement items: average rate 1 EUR = USD 1.2506 (2003: USD 1.0730).

Balance sheet items: closing rate 1 EUR = USD 1.2224 (2003: USD 1.0895; year-end 2003: USD 1.2630).

Other countries

First quarter 2004 income before realized gains and losses on shares and real estate amounted to EUR 23 million, an increase of 21% from EUR 19 million compared to the first quarter of 2003. The increase mainly reflects improved claims experience in Spain. Net income for the first quarter of 2004, which includes realized gains and losses on shares and real estate, amounted to EUR 19 million, an increase of 90% compared to the prior year. The recognition of EUR 3 million realized gains on shares and real estate in the first quarter of 2004 compared to a EUR 6 million loss in the first quarter of 2003 largely accounts for the increase in net income.

Traditional/Account of Policyholders

Standardized new life production in Other countries decreased 29% to EUR 67 million, largely driven by lower production in Taiwan compared to the very strong first quarter of 2003. New life production in Taiwan declined 21% to NTD 2,256 million (EUR 55 million) during the first quarter of 2004. In Hungary, new standardized life production increased to HUF 1,257 million (EUR 5 million). In Spain, new standardized life production increased EUR 3 million to EUR 8 million.

Commissions & Expenses

Commissions and expenses were up 3% to EUR 68 million for the first quarter of 2004.

Summarized consolidated income statements

(2003 adjusted for comparison)

				amounts in millions
USD				EUR
First three months				First three months
2004	2003	%		2004	2003	%
			Revenues
6,612	6,066	9	Gross premiums	5,287	5,653	(6)
2,195	1,665	32	Investment income	1,755	1,552	13
385	310	24	Fees and commissions	308	289	7
91	101	(10)	Income from banking activities	73	94	(22)

9,283	8,142	14	Total revenues	7,423	7,588	(2)

			Benefits and expenses
689	559	23	Premiums to reinsurers	551	521	6
5,855	5,588	5	Benefits paid and provided	4,682	5,208	(10)
52	52	0	Profit sharing and rebates	42	48	(13)
1,757	1,365	29	Commissions and expenses for own account	1,405	1,272	10
223	178	25	Interest	178	166	7
74	202	(63)	Miscellaneous income and expenditure	59	188	(69)

8,650	7,944	9	Total benefits and expenses	6,917	7,403	(7)

633	198		Income before tax	506	185	174
(190)	(94)	102	Corporation tax	(152)	(88)	73
—	78		Transamerica Finance Corporation	—	73

443	182	143	Net income	354	170	108

Condensed consolidated balance sheets

(2003 adjusted for comparison)

				amounts in millions
At March 31 2004 USD	At Dec.31 2003 USD	%		At March 31 2003 USD	At March 31 2003 EUR	At March 31 2004 EUR	At Dec.31 2003 EUR	%
155,115	153,068	1	Investments	143,108	131,352	126,894	121,194	5
208	3,643	(94)	Group companies and participations	3,715	3,410	170	2,884	(94)
130,024	126,412	3	Investments for account of policyholders	100,225	91,992	106,368	100,089	16
13,135	12,389	6	Other assets	11,427	10,488	10,745	9,809	10

298,482	295,512	1	Total assets	258,475	237,242	244,177	233,976	4

18,391	17,640	4	Total shareholders’ equity [1]	14,301	13,126	15,045	13,967	8
2,369	2,431	(3)	Capital securities	2,167	1,989	1,938	1,925	1
561	571	(2)	Subordinated loans	659	605	459	452	2
3,999	4,153	(4)	Senior debt related to insurance activities	3,272	3,003	3,271	3,288	(1)

25,320	24,795	2	Total capital base	20,399	18,723	20,713	19,632	6

119,695	118,879	1	Technical provisions [2]	111,852	102,664	97,918	94,124	4
130,024	126,412	3	Technical provisions with investments for account of policyholders [3]	100,225	91,992	106,368	100,089	16
23,443	25,426	(8)	Other liabilities [4]	25,999	23,863	19,178	20,131	(5)

298,482	295,512	1	Total shareholders’ equity and liabilities	258,475	237,242	244,177	233,976	4

			[1] Shareholders’ equity January 1 as reported		14,231	14,132	14,231
			Effect of SOP 03-1 implementation		(161)	(165)	(161)
			Realized portion of revaluation account transferred to other surplus fund		(2,056)	(1,281)	(2,056)
			Increase in other surplus fund - transferred from revaluation account		2,056	1,281	2,056
			Shareholders’ equity January 1 adjusted		14,070	13,967	14,070
			Net income		170	354	1,033
			Dividend paid		—	—	(147)
			Paid in surplus / Issuance of new shares		—	—	3
			Currency exchange rate differences		(532)	463	(1,730)
			Goodwill		(235)	(89)	(358)
			Repurchased and sold own shares		—	0	19
			Change revaluation account		(212)	208	851
			Sale TFC businesses		—	163	307
			Other changes		(135)	(21)	(81)

18,391	17,640		Shareholders’ equity end of period [5]	14,301	13,126	15,045	13,967

		%						%
44,718	44,906	(0)	2 Of which fixed annuities	43,551	39,973	36,582	35,555	3
27,955	27,209	3	2 Of which GICs and funding agreements	26,684	24,492	22,869	21,543	6
(17,251)	(17,260)	0	2 Of which deferred policy acquisition costs	(16,633)	(15,267)	(14,112)	(13,666)	3
43,665	42,260	3	3 Of which variable annuities	33,602	30,842	35,721	33,460	7
6,860	7,144	(4)	4 Of which savings accounts	6,844	6,282	5,612	5,656	(1)
1,957	1,759	11	[5] Including revaluation account	360	330	1,601	1,393	15

REPORT OF THE HOLDING COMPANY

Capital and funding

During the first quarter of 2004 shareholders’ equity increased by EUR 1,078 million to EUR 15,045 million at March 31, 2004. The increase is largely due to positive exchange rate translations of EUR 463 million, an increase in the revaluation reserve of EUR 208 million, the EUR 163 million book gain on the disposal of the majority of TFC’s commercial finance business, and net income of EUR 354 million. In addition, a goodwill charge of EUR 89 million was incurred primarily as a result of the acquisitions of distribution companies in the Netherlands and the United Kingdom. Implementation of Statement of Position (SOP) 03-1 in AEGON USA resulted in a decline of EUR 165 million in the opening balance of shareholders’ equity on January 1, 2004.

In the opening balance of January 1, 2004, the realized part of the revaluation reserve (EUR 1,281 million) has been transferred to Other surplus fund, due to the change in accounting for the realized gains and losses principle on shares and real estate and the discontinuance of the indirect income method. This transfer had no impact on shareholders’ equity. The unrealized revaluation reserve amounted to EUR 1,601 million on March 31, 2004, compared to EUR 1,393 million at year-end 2003.

At March 31, 2004, shareholders’ equity represented 73% of AEGON’s total capital base, while senior and dated subordinated debt comprised 18% of the total capital base. Capital securities accounted for the remaining 9%. AEGON manages its shareholders’ equity to be at least 70% of the total capital base. While shareholders’ equity and debt were influenced by currency exchange rates, the equity to total capital base ratio was not materially affected as the debt is managed in proportion to the local currency of invested capital in the subsidiaries.

Dividend

The proposed 2003 dividend was approved by the shareholders at the Annual General Meeting held on April 22, 2004. After taking into account the interim dividend of EUR 0.20, this represents a final dividend of EUR 0.20 per common share. The final dividend will be paid in cash or shares, at the election of the shareholder. As elected by shareholders, 54% of the final dividend will be paid out in AEGON shares. The final dividend in shares is 4.9% higher than the cash dividend. The stock fraction of 51 for the share dividend was based upon the average price of the AEGON share on the Euronext Amsterdam stock Exchange for the five trading days from May 4 up to and including May 10. The equivalent cash dividend per share in US dollars is approximately USD 0.24 and is based upon the EUR/USD exchange rate of 1.1873 on April 22, 2004.

Interest charges and other

Interest charges and other increased from EUR 119 million to EUR 126 million. Holding company expenses remained flat compared to the same period last year. Interest charges on capital leverage decreased slightly compared to the first three months of last year, with the effect of the lower dollar exchange rate on interest charges related to debt denominated in US Dollars more than off-setting the slightly higher average interest rate on the debt.

The remaining part of TFC is consolidated as of January 1, 2004 and the result on TFC is included in Interest charges and other. TFC’s income before tax amounted to a loss of EUR 26 million, which includes interest charges on high yielding TFC related debt that proved uneconomical to prepay at the time we sold the largest part of TFC. On an operating basis, TFC reported income before tax of EUR 5 million in the first quarter of this year.

European Embedded Value

On May 5, 2004, the CFO Forum published the European Embedded Value Principles. AEGON believes that these principles will provide a consistent basis of reporting companies’ embedded values and lead to greater transparency in insurance reporting. We are fully supportive of this initiative and were actively involved in establishing these principles.

Supplemental Disclosure

Comparability Adjustments made to Certain Amounts Reported in the 2003 Financials.

The adjustments made to the 2003 financial amounts presented in this report are made for comparability purposes.

The following adjustments have been made:

1) Accounting changes adopted as of January 1, 2004:

•	Discontinuance of the indirect income method. Gains and losses on shares and real estate are no longer recognized in the income statement by applying the indirect income method, but instead are recognized when realized.

•	Statement of Position (SOP) 03-1 issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA. SOP 03-1 addresses a number of items within FAS 97, and two elements in particular have an effect on AEGON USA, resulting in a change in the opening balance of shareholders’ equity at January 1, 2004 of EUR 165 million. Firstly, shareholders’ equity has been reduced (EUR 179 million) related to the establishment of additional mortality based reserves on universal life contracts. The implementation changes the timing of the recognition of mortality profits into earnings. Secondly, shareholders’ equity has been increased (EUR 14 million) for the SOP methodology for reserving for minimum guaranteed living and death benefits on variable annuity and variable life contracts. The effects of the adoption of SOP 03-1 are relevant for the Americas and the Group totals only.

2) The consolidation of Meeùs as of June 30, 2003 was applied retrospectively to January 1, 2003. This change affects the Netherlands and the Group totals only.

AEGON reconciliation

									amounts in millions
											EUR
First Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders[1]	Variable annuities	Fee business	Accident and health insurance	General insurance	Banking	Interest charges and other	Total
Income before tax as reported	300	60	41	93	(4)	3	55	15	0	(119)	444
Indirect income on shares and real estate, before tax	(95)	0	0	(31)	0	0	0	0	0	0	(126)
SOP 03-1	(11)	0	0	(3)	0	0	0	0	—	0	(14)
Meeus consolidation	—	—	—	—	—	5	—	—	—	—	5

Comparable income before realized gains and losses on shares and real estate	194	60	41	59	(4)	8	55	15	0	(119)	309
Realized gains and losses on shares and real estate											(124)
Corporation tax											(88)
Transamerica Finance Corporation											73

Comparable net income											170

Second Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders[1]	Variable annuities	Fee business	Accident and health insurance	General insurance	Banking	Interest charges and other	Total
Income before tax as reported	302	55	55	81	11	17	53	28	2	(99)	505
Indirect income on shares and real estate, before tax	(109)	(17)	(22)	(32)	(1)	0	(3)	0	0	0	(184)
SOP 03-1	(11)	0	0	(2)	0	0	0	0	—	0	(13)
Meeus consolidation	—	—	—	—	—	(5)	—	—	—	—	(5)

Comparable income before realized gains and losses on shares and real estate	182	38	33	47	10	12	50	28	2	(99)	303
Realized gains and losses on shares and real estate											(159)
Corporation tax											(81)
Transamerica Finance Corporation											96

Comparable net income											159

Third Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders[1]	Variable annuities	Fee business	Accident and health insurance	General insurance	Banking	Interest charges and other	Total
Income before tax as reported	277	100	74	112	14	10	80	17	9	(121)	572
Indirect income on shares and real estate, before tax	(98)	(14)	(10)	(30)	(1)	(1)	(2)	(1)	0	0	(157)
SOP 03-1	(10)	0	0	(3)	0	0	0	0	0	0	(13)
Meeus consolidation	—	—	—	—	—	—	—	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	169	86	64	79	13	9	78	16	9	(121)	402
Realized gains and losses on shares and real estate											101
Corporation tax											(111)
Transamerica Finance Corporation											43

Comparable net income											435

AEGON reconciliation

										amounts in millions
											EUR
Fourth Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders[1]	Variable annuities	Fee business	Accident and health insurance	General insurance	Banking	Interest charges and other	Total
Income before tax as reported	339	119	43	92	42	(24)	95	1	9	(90)	626
Indirect income on shares and real estate, before tax	(96)	(21)	(17)	(26)	(1)	0	(3)	0	0	0	(164)
SOP 03-1	(10)	0	0	(3)	0	0	0	0	—	0	(13)
Meeus consolidation	—	—	—	—	—	—	—	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	233	98	26	63	41	(24)	92	1	9	(90)	449
Realized gains and losses on shares and real estate											(88)
Corporation tax											(98)
Transamerica Finance Corporation											6

Comparable net income											269

Full Year 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders[1]	Variable annuities	Fee business	Accident and health insurance	General insurance	Banking	Interest charges and other	Total
Income before tax as reported	1,218	334	213	378	63	6	283	61	20	(429)	2,147
Indirect income on shares and real estate, before tax	(398)	(52)	(49)	(119)	(3)	(1)	(8)	(1)	0	0	(631)
SOP 03-1	(42)	0	0	(11)	0	0	0	0	0	0	(53)
Meeus consolidation	—	—	—	—	—	—	—	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	778	282	164	248	60	5	275	60	20	(429)	1,463
Realized gains and losses on shares and real estate											(270)
Corporation tax											(378)
Transamerica Finance Corporation											218

Comparable net income											1,033

[1]	Reclassification from traditional life as part of indirect income is allocated to life for account of policyholders

Americas reconciliation

							amounts in millions
	USD							USD	EUR
First Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders	Variable annuities	Fee business	Accident and health insurance	Total	Total
Income before tax as reported	174	64	44	24	(4)	4	50	356	332
Indirect income on shares and real estate, before tax	0	0	0	0	0	0	0	0	0
SOP 03-1	(12)	0	0	(3)	0	0	0	(15)	(14)

Comparable income before realized gains and losses on shares and real estate	162	64	44	21	(4)	4	50	341	318
Comparable income before realized gains and losses on shares and real estate (EUR)	151	60	41	19	(4)	4	47		318
Realized gains and losses on shares and real estate								(10)	(9)
Corporation tax								(102)	(96)

Comparable net income								229	213

Second Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders	Variable annuities	Fee business	Accident and health insurance	Total	Total
Income before tax as reported	170	63	62	26	12	6	57	396	349
Indirect income on shares and real estate, before tax	(17)	(19)	(24)	(1)	(1)	0	(3)	(65)	(59)
SOP 03-1	(12)	0	0	(3)	0	0	0	(15)	(13)

Comparable income before realized gains and losses on shares and real estate	141	44	38	22	11	6	54	316	277
Comparable income before realized gains and losses on shares and real estate (EUR)	123	38	33	21	10	5	47		277
Realized gains and losses on shares and real estate								(19)	(17)
Corporation tax								(80)	(70)

Comparable net income								217	190

Third Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders	Variable annuities	Fee business	Accident and health insurance	Total	Total
Income before tax as reported	165	112	83	23	15	1	74	473	422
Indirect income on shares and real estate, before tax	(14)	(16)	(11)	0	(1)	(1)	(3)	(46)	(41)
SOP 03-1	(12)	0	0	(3)	0	0	0	(15)	(13)

Comparable income before realized gains and losses on shares and real estate	139	96	72	20	14	0	71	412	368
Comparable income before realized gains and losses on shares and real estate (EUR)	124	86	64	17	13	0	64		368
Realized gains and losses on shares and real estate								13	12
Corporation tax								(113)	(101)

Comparable net income								312	279

Americas reconciliation

							amounts in millions
	USD							USD	EUR
Fourth Quarter 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders	Variable annuities	Fee business	Accident and health insurance	Total	Total
Income before tax as reported	215	139	52	9	48	(30)	82	515	435
Indirect income on shares and real estate, before tax	(20)	(23)	(21)	(1)	(2)	0	(3)	(70)	(60)
SOP 03-1	(12)	0	0	(3)	0	0	0	(15)	(13)

Comparable income before realized gains and losses on shares and real estate	183	116	31	5	46	(30)	79	430	362
Comparable income before realized gains and losses on shares and real estate (EUR)	155	98	26	3	41	(27)	66		362
Realized gains and losses on shares and real estate								(58)	(51)
Corporation tax								(95)	(79)

Comparable net income								277	232

Full Year 2003	Traditional life	Fixed annuities	GICs and funding agreements	Life for account of policyholders	Variable annuities	Fee business	Accident and health insurance	Total	Total
Income before tax as reported	724	378	241	82	71	(19)	263	1,740	1,538
Indirect income on shares and real estate, before tax	(51)	(59)	(56)	(2)	(3)	(1)	(9)	(181)	(160)
SOP 03-1	(48)	0	0	(12)	0	0	0	(60)	(53)

Comparable income before realized gains and losses on shares and real estate	625	319	185	68	68	(20)	254	1,499	1,325
Comparable income before realized gains and losses on shares and real estate (EUR)	553	282	164	60	60	(18)	224		1,325
Realized gains and losses on shares and real estate								(74)	(65)
Corporation tax								(391)	(346)

Comparable net income								1,034	914

The Netherlands reconciliation

					amounts in millions
							EUR
First Quarter 2003	Traditional life	Life for account of policyholders[1]	Fee business	Accident and health insurance	General insurance	Banking	Total
Income before tax as reported	133	25	0	6	5	0	169
Indirect income on shares and real estate, before tax	(95)	(31)	0	0	0	0	(126)
Meeus consolidation	—	—	5	—	—	—	5

Comparable income before realized gains and losses on shares and real estate	38	(6)	5	6	5	0	48
Realized gains and losses on shares and real estate							(104)
Corporation tax							(8)

Comparable net income							(64)

Second Quarter 2003	Traditional life	Life for account of policyholders[1]	Fee business	Accident and health insurance	General insurance	Banking	Total
Income before tax as reported	145	21	10	2	12	2	192
Indirect income on shares and real estate, before tax	(93)	(31)	0	0	0	0	(124)
Meeus consolidation	—	—	(5)	—	—	—	(5)

Comparable income before realized gains and losses on shares and real estate	52	(10)	5	2	12	2	63
Realized gains and losses on shares and real estate							(145)
Corporation tax							(19)

Comparable net income							(101)

Third Quarter 2003	Traditional life	Life for account of policyholders[1]	Fee business	Accident and health insurance	General insurance	Banking	Total
Income before tax as reported	120	46	6	11	7	9	199
Indirect income on shares and real estate, before tax	(85)	(30)	0	0	0	0	(115)
Meeus consolidation	—	—	0	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	35	16	6	11	7	9	84
Realized gains and losses on shares and real estate							88
Corporation tax							(27)

Comparable net income							145

The Netherlands reconciliation

					amounts in millions
							EUR
Fourth Quarter 2003	Traditional life	Life for account of policyholders[1]	Fee business	Accident and health insurance	General insurance	Banking	Total
Income before tax as reported	150	43	(3)	25	(13)	9	211
Indirect income on shares and real estate, before tax	(78)	(25)	0	0	0	0	(103)
Meeus consolidation	—	—	0	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	72	18	(3)	25	(13)	9	108
Realized gains and losses on shares and real estate							(30)
Corporation tax							(33)

Comparable net income							45

Full Year 2003	Traditional life	Life for account of policyholders[1]	Fee business	Accident and health insurance	General insurance	Banking	Total
Income before tax as reported	548	135	13	44	11	20	771
Indirect income on shares and real estate, before tax	(351)	(117)	0	0	0	0	(468)
Meeus consolidation	—	—	0	—	—	—	0

Comparable income before realized gains and losses on shares and real estate	197	18	13	44	11	20	303
Realized gains and losses on shares and real estate							(191)
Corporation tax							(87)

Comparable net income							25

[1]	Reclassification from traditional life as part of indirect income is allocated to life for account of policyholders

United Kingdom reconciliation

	amounts in millions
	GBP			GBP	EUR
First Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Total	Total
Income before tax as reported	(1)	32	(2)	29	43
Indirect income on shares and real estate, before tax	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	(1)	32	(2)	29	43
Comparable income before realized gains and losses (EUR) on shares and real estate	(2)	48	(3)		43
Realized gains and losses on shares and real estate				(4)	(5)
Corporation tax				(7)	(11)

Comparable net income				18	27

Second Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Total	Total
Income before tax as reported	0	29	0	29	42
Indirect income on shares and real estate, before tax	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	0	29	0	29	42
Comparable income before realized gains and losses (EUR) on shares and real estate	1	41	0		42
Realized gains and losses on shares and real estate				0	(1)
Corporation tax				(9)	(12)

Comparable net income				20	29

Third Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Total	Total
Income before tax as reported	2	32	0	34	49
Indirect income on shares and real estate, before tax	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	2	32	0	34	49
Comparable income before realized gains and losses (EUR) on shares and real estate	3	46	0		49
Realized gains and losses on shares and real estate				0	0
Corporation tax				(9)	(13)

Comparable net income				25	36

United Kingdom reconciliation

	amounts in millions
	GBP			GBP	EUR
Fourth Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Total	Total
Income before tax as reported	0	35	3	38	54
Indirect income on shares and real estate, before tax	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	0	35	3	38	54
Comparable income before realized gains and losses (EUR) on shares and real estate	0	49	5		54
Realized gains and losses on shares and real estate				(6)	(9)
Corporation tax				(9)	(13)

Comparable net income				23	32

Full Year 2003	Traditional life	Life for account of policyholders	Fee business	Total	Total
Income before tax as reported	1	128	1	130	188
Indirect income on shares and real estate, before tax	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	1	128	1	130	188
Comparable income before realized gains and losses (EUR) on shares and real estate	2	184	2		188
Realized gains and losses on shares and real estate				(10)	(15)
Corporation tax				(34)	(49)

Comparable net income				86	124

Other countries reconciliation

	amounts in millions
						EUR
First Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Accident and health insurance	General insurance	Total
Income before tax as reported	7	(2)	2	2	10	19
Indirect income on shares and real estate, before tax	0	0	0	0	0	0

Comparable income before realized gains and losses on shares and real estate	7	(2)	2	2	10	19
Realized gains and losses on shares and real estate						(6)
Corporation tax						(3)

Comparable net income						10

Second Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Accident and health insurance	General insurance	Total
Income before tax as reported	7	(5)	2	1	16	21
Indirect income on shares and real estate, before tax	(1)	0	0	0	0	(1)

Comparable income before realized gains and losses on shares and real estate	6	(5)	2	1	16	20
Realized gains and losses on shares and real estate						4
Corporation tax						(7)

Comparable net income						17

Third Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Accident and health insurance	General insurance	Total
Income before tax as reported	7	0	3	3	10	23
Indirect income on shares and real estate, before tax	0	0	0	0	(1)	(1)

Comparable income before realized gains and losses on shares and real estate	7	0	3	3	9	22
Realized gains and losses on shares and real estate						1
Corporation tax						(5)

Comparable net income						18

Other countries reconciliation

	amounts in millions
						EUR
Fourth Quarter 2003	Traditional life	Life for account of policyholders	Fee business	Accident and health insurance	General insurance	Total
Income before tax as reported	7	(7)	1	1	14	16
Indirect income on shares and real estate, before tax	(1)	0	0	0	0	(1)

Comparable income before realized gains and losses on shares and real estate	6	(7)	1	1	14	15
Realized gains and losses on shares and real estate						2
Corporation tax						(5)

Comparable net income						12

Full Year 2003	Traditional life	Life for account of policyholders	Fee business	Accident and health insurance	General insurance	Total
Income before tax as reported	28	(14)	8	7	50	79
Indirect income on shares and real estate, before tax	(2)	0	0	0	(1)	(3)

Comparable income before realized gains and losses on shares and real estate	26	(14)	8	7	49	76
Realized gains and losses on shares and real estate						1
Corporation tax						(20)

Comparable net income						57

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	First quarter 2004		First quarter 2003 as adjusted
		Per common		Per common
	In EUR million	share	In EUR million	share
Net income before realized gains and losses on shares and real estate	284	0.18	286	0.18
Realized gains and losses on shares and real estate	89		(124)
Corporation tax on realized gains and losses on shares and real estate	(19)		8
Net income	354	0.22	170	0.10

Cautionary note regarding the use of local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Cautionary note regarding forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	+1 410 576 4577
Media	+1 410 576 4542
Email	ir@aegonusa.com

Web site: www.aegon.com

Analyst and investor conference call

An analyst and investor conference call on the first quarter 2004 earnings will be held today at 15.00 CET (14.00 BST; 09.00 a.m. ET).

The phone numbers to listen to the conference call are as follows:

+31 (0) 45 6316901	(the Netherlands)
+44 (0) 208 4006308	(United Kingdom)
+1 303 2622130	(United States and Canada)